Exhibit 99.1

GDS Announces Strategic Partnership and $100 Million Equity Investment from CyrusOne

Commercial Agreement Provides Cross-Selling Opportunities for Both Companies

Joint Conference Call to be Held on October 18 at 9:00 am ET / 9:00 pm BJ

SHANGHAI, China, October 18, 2017 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has formed a new strategic partnership with CyrusOne Inc. (“CyrusOne”) (NASDAQ: CONE), a premier global data center REIT, through the execution of a commercial agreement. Furthermore, CyrusOne will make a $100 million equity investment in GDS that will be used by GDS to fund development projects across key markets to provide capacity to sustain its strong sales momentum.

Under the terms of the transaction, CyrusOne will purchase newly issued unregistered ordinary shares equivalent to 8.0 million American depository shares (“ADS”) at a price per ordinary share equivalent to $12.45 per ADS, a 4% discount to the most recent closing price, for a total investment of $100 million. Each ADS is equivalent to eight ordinary shares.  Following the equity investment, CyrusOne’s ownership position in GDS issued share capital will be approximately 8%. In addition, CyrusOne President and Chief Executive Officer Gary Wojtaszek will join the GDS Board of Directors. Upon the consummation of the investment by CyrusOne, the Company has agreed to grant to STT GDC and SBCVC preemptive rights with respect to future private issuances of equity or equity-linked securities conducted by the Company anytime in the next eighteen months, whereby STT GDC and SBCVC will have the right to subscribe for pro rata portions of any such future offerings based on their current shareholdings.

This strategic investment and commercial agreement bring together a targeted focus on two large and fast-growing markets, the United States and China, creating synergies and efficiencies for both companies. The two companies will exchange best practices around sales and marketing, data center design and construction, supply chain management, customer relationship management, and operations, leveraging each other’s core competencies to deliver a compelling and differentiated data center solution to their customers and assist in their global expansion.

“We are delighted to welcome CyrusOne as our strategic investor and to execute this commercial agreement,” stated Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings. “Our customer base includes the largest hyperscale companies in China, and this investment is a meaningful source of capital to fund development for our growing pipeline of demand.  CyrusOne has nearly 1,000 customers and extended relationships in the US market. This partnership will help us get access to their large customer base and enhance our sales to their US-based customers who have operations in, or would like to expand to China.”

Mr. William Huang further stated, “We have a very successful on-going partnership with our major shareholder, STT GDC, which is strongly positioned in the strategically important Singapore and London data center markets and is the clear market leader in India. The addition of our partnership with CyrusOne creates a platform for providing solutions for customers in China and across the most important Tier 1 markets in Asia, the US and Europe which is a unique value proposition highly relevant to today’s customer requirements.”

Gary Wojtaszek, President and Chief Executive Officer of CyrusOne, said, “This strategic partnership provides a compelling value proposition for both companies’ customer bases as the enhanced collective capabilities of CyrusOne and GDS will enable them to meet their data center resource needs in the world’s two largest centers of economic activity. We are excited about our investment in GDS and this partnership between two of the fastest-growing data center companies and recognized leaders in serving the hyperscale and enterprise markets in the United States and China.”

CyrusOne Overview

CyrusOne has developed and operated data centers for more than 17 years and is a market leader in the United States.  The company has 40 data centers totaling 2.6 million colocation square feet located in Austin, Chicago, Cincinnati, Dallas, Houston, London, New York Metro, Northern Virginia, Phoenix, Raleigh-Durham, San Antonio and Singapore. CyrusOne has nearly 1,000 customers, including 190 Fortune 1000 customers and almost every leading cloud company in the U.S.  Revenue and Adjusted EBITDA grew by 28% and 30%, respectively, in the second quarter of 2017 compared to the same period in 2016.

Legal and Financial Advisors

RBC Capital Markets acted as financial advisor and sole placement agent to GDS in connection with the $100 million private placement of equity and Simpson Thacher & Bartlett LLP served as legal counsel.  J.P. Morgan acted as financial advisor to CyrusOne and Sullivan & Cromwell LLP served as legal counsel

Joint Conference Call Details

GDS and CyrusOne will hold a joint conference call at 9:00 a.m. Eastern Time on October 18, 2017 (9:00 p.m. Beijing Time on October 18, 2017) to discuss the transaction.  Listeners may access the call by dialing:

United States:	1-844-492-3731
International:	1-412-542-4121
Hong Kong:	800-905-945
China:	400-120-1203

Callers should ask to be connected to the “CyrusOne-GDS Holdings Joint Conference Call”

A telephone replay will be available approximately one hour after the call until November 1, 2017 by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088

Replay Access Code:	10113452

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyperscale Cloud service providers, large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue outlook, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen
Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.
Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Alan Wang
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com